Antelope Enterprise Holdings Ltd

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

July 17, 2024

VIA EDGAR

Mr. Uwem Bassey

Mr. Mitchell Austin

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antelope Enterprise Holdings Ltd
Amendment No. 1 to Registration Statement on Form F-1 Filed June 28, 2024
File No. 333-279733

Dear Mr. Bassey and Mr. Austin

Antelope Enterprise Holdings Ltd. (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on July 12, 2024 regarding the Company’s Amendment No.1 to Registration Statement on Form F-1 that was filed with the Commission on June 28, 2024 (the “Staff’s Letter”).

Amendment No. 1 to Registration Statement on Form F-1

Enforcement of Civil Liabilities, page 111

1.	We note the revisions made in response to prior comment 4. Please confirm, if true, that Weilai Zhang, Houyou Zhang and Huashu Yuan are U.S. residents and make any necessary revisions to this disclosure.

RESPONSE: In response to the Staff’s comment, we hereby confirmed there that Weilai Zhang, Houyou Zhang and Huashu Yuan are U.S. residents, and revised our disclosure on page 19 accordingly.

General

2.	We note the revisions made in response to prior comment 5. We note the following:

●	Cover page disclosure indicates that each of the three subscription agreements provides for the sale of up to 10,000,000 Class A ordinary shares. It also indicates the subscription agreements will be terminated automatically on the earliest of (i) April 1, 2027 or (ii) the date on which the investor shall have made payment for all 30,000,000 Class A Ordinary Shares. As each investor appears to be subscribing for only up to 10,000,000 shares, it appears the description of the termination provision may contain an error as it references 30,000,000 shares. Please revise or advise.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on the cover page and on page 110 accordingly.

●	Disclosures on the cover page and page 108 of the calculation of the price per share under the equity line agreements appears to differ from the disclosures on pages 12 and 64. Please reconcile the discrepancies between these disclosure or advise. If disclosures continue to reference defined terms, such as Commitment Period, ensure you provide the definitions of these terms. Additionally, ensure you provide examples of how any formulas work and include all inputs used in these examples.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on page 12 and page 64 accordingly.

●	The example you provide on page 12 appears to contain an error. In this regard, disclosure on this page indicates the subscription price is equal to the lesser of the (i) the average closing price of the Class A Ordinary Shares during the Commitment Period, or (ii) $1.12. It is unclear how the subscription price would be $2.00 per share as the formula appears to capped at $1.12 per share. Please revise or advise.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on page 12 accordingly.

Additionally, please ensure your disclosure accurately summarizes the equity line agreement. Lastly confirm, if true, that each of the equity line agreements operates independently of one another.

RESPONSE: In response to the Staff’s comment, we hereby confirm that each of the equity line agreements operates independently of one another.

3.

We note your response to prior comment 7 that there is no relationship between the each of the four different equity line investors. Footnotes 4 and 6 to the selling shareholder table on page 108 appear to indicate that the same individual, Min Xu, controls two of the entities. Please advise.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on page 109 accordingly.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please don’t hesitate to contact us.

Sincerely,

Antelope Enterprise Holdings Ltd

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer